UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

EQRx, Inc.

(Name of Issuer)

Eli Casdin

c/o Casdin Capital LLC

1350 Avenue of the Americas, Suite 2600

New York, New York 10019

(212) 897-5430

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

26886C107

(CUSIP Number)

November 9, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26886C107

1	Names of Reporting Persons Eli Casdin

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: OO

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐(3)

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN, HC, OO

CUSIP No. 26886C107

1	Names of Reporting Persons Casdin Capital, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: OO

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐(3)

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IA

CUSIP No. 26886C107

1	Names of Reporting Persons Casdin Partners GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: OO

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐(3)

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 26886C107

1	Names of Reporting Persons CMLS Holdings III LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: OO

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐ (3)

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 26886C107

1	Names of Reporting Persons Casdin Partners Master Fund, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: WC

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Voting Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐ (3)

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 26886C107

1	Names of Reporting Persons Casdin Ventures Opportunities Funds, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: WC

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐ (3)

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 26886C107

1	Names of Reporting Persons Casdin Private Growth Equity Fund GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: WC

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐ (3)

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) HC, OO

SCHEDULE 13D

Item 1(a)	Security and Issuer.

Common stock, par value $0.0001 per share of EQRx, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

50 Hampshire Street, Cambridge, Massachusetts 02139

Item 2(a)	Name of Person Filing.

This statement is filed on behalf of each of the following person (collectively, the “Reporting Persons”):

i. Eli Casdin (“Mr. Casdin”), a member of the Board of Managers of CMLS Holdings III LLC (“CMLS Holdings III”) and the holder of record of the Common Stock (as defined below) reported herein;

ii. Casdin Capital, LLC;

iii. Casdin Partners GP, LLC;

iv. CMLS Holdings III;

v. Casdin Partners Master Fund, L.P., an affiliate of CMLS Holdings III;

vi. Casdin Venture Opportunities Fund, L.P., an affiliate of CMLS Holdings III; and

vii. Casdin Private Growth Equity Fund GP, LLC.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to a Reporting Persons is made by such Reporting Persons.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

The Reporting Persons have entered into a joint filing agreement, filed as Exhibit A to this Schedule 13D, pursuant to which the Reporting Persons agreed to file the Schedule 13D and any amendments thereto in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 2(b)	Address of Principal Business Office.

The address of the principal business office of each of the Reporting Persons is c/o Casdin Capital, LLC, 1350 Avenue of the Americas, Suite 2600, New York, NY 10019.

Item 2(c)	The principal occupation of Mr. Casdin is serving as Chief Investment Officer of Casdin Capital, LLC.

Item 2(d)	None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

Item 2(e)	None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 2(f)	Citizenship.

i. Mr. Casdin is a citizen of the United States of America

ii. Casdin Capital, LLC is a Delaware limited liability company;

iii. Casdin Partners GP, LLC is a Delaware limited liability company;

iv. CMLS Holdings III is a Delaware limited liability company;

v. Casdin Partners Master Fund, l.P. is a Delaware limited partnership;

vi. Casdin Venture Opportunities Fund, L.P., is a Delaware limited partnership; and

vii. Casdin Private Growth Equity Fund GP, LLC is a Delaware limited liability company.

Item 3	Source and Amount of Funds or Other Consideration.

N/A

Item 4	Purpose of Transaction

On November 9, 2023 (the “Closing Date”), pursuant to the terms of an Agreement and Plan of Merger, dated as of July 31, 2023 (the “Merger Agreement”), by and among EQRx, Revolution Medicines, Inc., a Delaware corporation (“Revolution Medicines”), Equinox Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Revolution Medicines (“Merger Sub I”), and Equinox Merger Sub II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Revolution Medicines (“Merger Sub II”), Merger Sub I merged with and into EQRx (the “First Merger”), with EQRx surviving the First Merger as a direct, wholly owned subsidiary of Revolution Medicines (the “First Merger Surviving Corporation”), and following the First Merger, the First Merger Surviving Corporation merged with and into Merger Sub II, with Merger Sub II surviving as a direct, wholly owned subsidiary of Revolution Medicines (together with the First Merger, the “Mergers”).

As a result of the Mergers, all outstanding Shares of the Issuer held by the Reporting Persons were exchanged for shares of Revolution Medicines.

The foregoing description of the Mergers, the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the Merger Agreement, which is attached as Exhibit 2.1 to EQRx’s Form 8-K filed with the SEC on July 31, 2023.

Item 5	Interest in the Securities of the Issuer

As of the Closing Date, the Reporting Persons were no longer deemed to beneficially own any Common Shares of the Issuer.

The Reporting Persons have not effected any transactions in the Company’s Common Stock during the past 60 days.

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

N/A

Item 7

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2023	ELI CASDIN

	By:	/s/ Eli Casdin
Name: Eli Casdin

Date: November 14, 2023	CASDIN CAPITAL, LLC

	By:	/s/ Eli Casdin
Name: Eli Casdin
Title: Managing Member

Date: November 14, 2023	CASDIN PARTNERS GP, LLC

	By:	/s/ Eli Casdin
Name: Eli Casdin
Title: Managing Member

Date: November 14, 2023	CMLS HOLDINGS III LLC

	By:	/s/ Eli Casdin
Name: Eli Casdin
Title: Manager

Date: November 14, 2023	CASDIN PARTNERS MASTER FUND, L.P.
By: Casdin Capital LLC, its Investment Adviser
	By:	/s/ Eli Casdin
Name: Eli Casdin
Title: Managing Member

Date: November 14, 2023	CASDIN VENTURE OPPORTUNITIES FUND, L.P. By: Casdin Partners GP, LLC, its General Partner

	By:	/s/ Eli Casdin
Name: Eli Casdin
Title: Managing Member

Date: November 14, 2023	CASDIN PRIVATE GROWTH EQUITY FUND GP, LLC

	By:	/s/ Eli Casdin
Name: Eli Casdin
Title: Managing Member

EXHIBIT INDEX

Ex.
A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: November 14, 2023	ELI CASDIN

By: /s/ Eli Casdin
Name: Eli Casdin

Date: November 14, 2023	CASDIN CAPITAL, LLC

By: /s/ Eli Casdin
Name: Eli Casdin
Title: Managing Member

Date: November 14, 2023	CASDIN PARTNERS GP, LLC

By: /s/ Eli Casdin
Name: Eli Casdin
Title: Managing Member

Date: November 14, 2023	CMLS HOLDINGS III LLC

By: /s/ Eli Casdin
Name: Eli Casdin
Title: Manager

Date: November 14, 2023	CASDIN PARTNERS MASTER FUND, L.P.
By: Casdin Capital LLC, its Investment Adviser
By: /s/ Eli Casdin
Name: Eli Casdin
Title: Managing Member

Date: November 14, 2023	CASDIN VENTURE OPPORTUNITIES FUND, L.P. By: Casdin Partners GP, LLC, its General Partner

By: /s/ Eli Casdin
Name: Eli Casdin
Title: Managing Member

Date: November 14, 2023	CASDIN PRIVATE GROWTH EQUITY FUND GP, LLC

By: /s/ Eli Casdin
Name: Eli Casdin
Title: Managing Member